VIA EDGAR (Correspondence Filing)

August 6, 2012

Howie Hallock

Senior Counsel

Office of Disclosure and Review

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

GL Beyond Income Fund, Files Nos.:  333-177372; 811-22616

Dear Mr. Hallock:

On July 17, 2012, GL Beyond Income Fund ("Registrant" or "Fund"), a closed-end fund operating as an interval fund, filed a Preliminary Information Statement ("Statement") on Schedule 14C.  Subsequently, you provided oral comments culminating in those given on August 2, 2012.  Please find below the Registrant's summary of those comments as well as the Registrant's responses to your comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

1. Comment.  Please modify the description of the change to fundamental policy to make clearer that it is, in large part, merely an aid to ease of execution of the Fund's present strategy.  Similarly, please amend the description of security types to align more completely with the descriptions used in the prospectus.

Response.  The Fund has amended the description of the change to fundamental policy to make clearer that it is an aid to execution of the Fund's present strategy and has amended the description of security types to align more completely with the descriptions used in the prospectus.

2. Comment.  Please explain in more detail the process by which the Fund underwent a change in control by specifying that new shares were issued and provide related details.

Response.  The Fund has amended the disclosures to explain that new shares were issued at various prices and without a load following the commencement of operations.

3. Comment. In the introduction to the explanation of the nature of the change in fundamental policy, please amend the description to make clearer that it is an aid to execution of the Fund's present strategy.

Responses  The Fund has revised the introduction to the explanation of the nature of the change in fundamental policy to make clearer that it is an aid to execution of the Fund's present strategy.

4. Comment.  Please review the Statement for any remaining opportunities to clarify disclosures.

Responses.  The Registrant has reviewed the Statement and made revisions when it believed they would provide greater clarity to shareholders.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges:

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should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Sincerely,

/s/ Thompson Hine LLP

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